Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Abbott Laboratories for the registration of debt securities, common shares, preferred shares, depositary shares, warrants, purchase contracts and units (collectively, the “securities”) and to the incorporation by reference therein of our reports dated February 20, 2026, with respect to the consolidated financial statements of Abbott Laboratories and subsidiaries, the financial statement schedule of Abbott Laboratories and subsidiaries, and the effectiveness of internal control over financial reporting of Abbott Laboratories and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

February 23, 2026